Exhibit 12.1

AUTODESK, INC.

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except for ratio of earnings to fixed charges)	Nine Months Ended	Fiscal Year Ended
	October 31, 2012	January 31, 2012	January 31, 2011	January 31, 2010	January 31, 2009	January 31, 2008
Earnings:
Income before income taxes	$223.9	$362.9	$272.0	$84.7	$252.5	$470.0
Fixed charges	12.8	22.6	24.4	33.7	49.3	36.1

Total earnings	$236.7	$385.5	$296.4	$118.4	$301.8	$506.1

Fixed charges(*)	$12.8	$22.6	$24.4	$33.7	$49.3	$36.1

Ratio of earnings to fixed charges	18.5	17.1	12.1	3.5	6.1	14.0

(*)	Fixed charges consist of interest expense and an estimate of interest as a component of rental expense.